SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                 3 December 2007


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1. Transaction in Own Shares announcement made on 19 November 2007
             2. Transaction in Own Shares announcement made on 20 November 2007
             3. Transaction in Own Shares announcement made on 20 November 2007
             4. Transaction in Own Shares announcement made on 20 November 2007
             5. Transaction in Own Shares announcement made on 21 November 2007
             6. Transaction in Own Shares announcement made on 22 November 2007
             7. Transaction in Own Shares announcement made on 23 November 2007
             8. Transaction in Own Shares announcement made on 26 November 2007
             9. Transaction in Own Shares announcement made on 27 November 2007
            10. Transaction in Own Shares announcement made on 27 November 2007
            11. Transaction in Own Shares announcement made on 28 November 2007
            12. Transaction in Own Shares announcement made on 29 November 2007
            13. Transaction in Own Shares announcement made on 30 November 2007
            14. Total Voting Rights announcement made on 30 November 2007

Exhibit No. 1


Monday 19 November 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,000,000 ordinary shares at a price of 285.3126 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 589,273,497 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,051,381,355.

The above figure (8,051,381,355) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Exhibit No. 2


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

     (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

     (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

     (3)  An issuer  making a  notification  in respect of options  granted to a
          director/person   discharging   managerial   responsibilities   should
          complete boxes 1 to 3 and 17 to 24.

     (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1.   Name of the issuer

     BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

     (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

     (iii) both (i) and (ii)

     (III) BOTH (I) AND (II)

     3.   Name of person discharging managerial responsibilities/director

     SIR MICHAEL RAKE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

     SIR MICHAEL RAKE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

     PURCHASE OF SHARES

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

     ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

     JAMES HAY PENSION TRUSTEES LTD

8.   State the nature of the transaction

     PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

     1750 ORDINARY SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

     N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

     N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

     N/A

13.  Price per share or value of transaction

     285.46P PER SHARE

14.  Date and place of transaction

     13 NOVEMBER 2007, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

     16,650 ORDINARY SHARES

16.  Date issuer informed of transaction

     20 NOVEMBER 2007


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17   Date of grant

     N/A.....................

18.  Period during which or date on which it can be exercised

     N/A...........................

19.  Total amount paid (if any) for grant of the option

     N/A...........................

20.  Description of shares or debentures involved (class and number)

     N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

     N/A...........................

22. Total number of shares or debentures over which options held following notification

     N/A........................

23.  Any additional information

     N/A

24.  Name of contact and telephone number for queries

     GRAEME WHEATLEY - 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

20 NOVEMBER 2007

END

Exhibit No. 3


Tuesday 20 November 2007


                                  BT GROUP PLC

              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 79,242 ordinary shares at a minimum price of 146 pence per share and a maximum price of 227 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 589,194,255 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,051,460,597.

The above figure (8,051,460,597) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =

Exhibit No. 4


Tuesday 20 November 2007


                                  BT GROUP PLC

              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,000,000 ordinary shares at a price of 281.29 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 591,194,255 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,049,460,597.


The above figure (8,049,460,597) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Exhibit No. 5


Wednesday 21 November 2007

                                  BT GROUP PLC

              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 5,000,000 ordinary shares at a price of 279.0488 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 596,194,255 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,044,460,597.

The above figure (8,044,460,597) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Exhibit No. 6


Thursday 22 November 2007


                                  BT GROUP PLC

              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 4,000,000 ordinary shares at a price of 280.63 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 600,194,255 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,040,460,597.

The above figure (8,040,460,597) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Exhibit No. 7


Friday 23 November 2007


                                  BT GROUP PLC

              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 4,000,000 ordinary shares at a price of 289.48 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 604,194,255 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,036,460,597.

The above figure (8,036,460,597) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Exhibit No. 8


Monday 26 November 2007


                                  BT GROUP PLC

              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 4,000,000 ordinary shares at a price of 287.96 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 608,194,255 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,032,460,597.

The above figure (8,032,460,597) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Exhibit No. 9


Tuesday 27 November 2007


                                  BT GROUP PLC

              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 33,679 ordinary shares at a minimum price of 146 pence per share and a maximum price of 227 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 608,160,576 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,032,494,276.

The above figure (8,032,494,276) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Exhibit No. 10


Tuesday 27 November 2007


                                  BT GROUP PLC

              TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 4,000,000 ordinary shares at a price of 282.89 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 612,160,576 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,028,494,276.

The above figure (8,028,494,276) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =


Exhibit No. 11


Wednesday 28 November 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 4,000,000 ordinary shares at a price of 282.8724 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 616,160,576 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,024,494,276.

The above figure (8,024,494,276) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =




Exhibit No. 12


Thursday 29 November 2007


                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 283.3238 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 617,160,576 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,023,494,276.

The above figure (8,023,494,276) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.






                                    = ends =


Exhibit No. 13


Friday 30 November 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 2.856715 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 618,160,576 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,022,494,276.

The above figure (8,022,494,276) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =


Exhibit No. 14


Friday 30 November 2007


                                  BT GROUP PLC

                    TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 30 November 2007, its capital consisted of 8,640,654,852 ordinary shares with voting rights. On that date, BT Group plc held 618,160,576 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 8,022,494,276.

The above figure (8,022,494,276) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.




Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 3 December 2007